

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2023

Andrew Spodek
Chief Executive Officer
Postal Realty Trust, Inc.
75 Columbia Avenue
Cedarhurst, NY 11516

   Re: Postal Realty Trust, Inc.
     Registration Statement on Form S-3
     Filed October 23, 2023
     File No. 333-275134

Dear Andrew Spodek:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: James Davidson